SUB-ITEM 77Q2

                       AIM SELECT REAL ESTATE INCOME FUND


         Based upon its review of the copies of all such filings received by it, AIM Select Real Estate Income Fund believes that, during the fiscal year ended December 31, 2003, all filings requirements applicable to its Reporting Persons were met except that a Form 4 report covering a disposition of 0.6% of the Fund's Common Shares held by Edward K. Dunn, Jr. was not filed in a timely manner.